

CentSai Inc

A digital platform where financial services companies connect with millennials and Generation X to educate consumers through storytelling. Edit Profile

$500	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

CentSai Inc is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by CentSai Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Affiliate Marketing Industry By 2020

$6.8 Billion

Millennials In The U.S.

75.4 Million

> 170K users since formal launch in April, 2016; 77% of CentSai audience is millennials

> Named a national content partner for Jump$tart; finalist in the prestigious Plutus Awards in the 'Best new financial blog' category.

> Leading engagement metrics as defined by Pages/session and time/session among immediate peers (including Nerdwallet, The Penny Hoarder, Mint)

> Over 890 evergreen content pieces including articles, videos, quizzes.

> Round Size: US $1,070,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $5,000,000

> Target Minimum Raise Amount: US $150,000

> Offering Type: Side by Side Offering

TERMS

:Sai uses personal stories to teach millennials and Generation Xers how to manage their money.

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CentSai brings these two demographics and keeps them engaged on the strength of its powerful content. Financial brands and financial advisors can connect with these two increasingly high net-worth groups of people on this unique digital platform. Financial services companies are expected to spend an estimated annual $12 billion in 2019 on digital marketing. A good portion of that would be to attract millennials and Gen Xers. CentSai is poised to get a piece of this.

There are three major problems that we are solving:

PROBLEM 1 - A majority of millennials in the United States have less-than-average financial literacy and this prevents them from making smart financial choices.

CENTSAI Solution - We use personal stories to engage our readers through relatable content. We cover every day topics ranging from how to mange credit card debt, student loans, real estate, and insurance among many others. Our users gain knowledge which in turn helps them become savvy financial customers.

PROBLEM 2 - Financial institutions – banks, insurance companies, lenders, investment companies – yearn to connect with millennials. The credit crisis has triggered distrust among millennials who demand authenticity, transparency and desire to work with companies that have earned their trust.

CENTSAI Solution - We allow select financial brands to market themselves via three ways: a) They can advertise themselves to a targeted audience (Self-selected) on CentSai b) Publish branded content in an authentic voice and develop and emotional connection with current and prospective clients and customers. c) Hire CentSai team to create strong content using 'storytelling' approach on their own websites.

PROBLEM 3 - Many millennials are wary of choosing a financial advisor/financial planner. They often don't know what questions to ask before selecting an advisor, often depending on family or friend referrals. Client-Advisor relationship is a long-term relationship and it is imperative that the chemistry is right. In many cases it is not.

CENTSAI Solution - CentSai is creating a 'social media' platform for financial advisors. Our millennial (and soon Generation Xers) users can choose from a growing database of advisors who are joining our platform to market themselves. They blog, do videos and often answer questions on Forums.

Pitch Deck



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Product & Service

Current Product - It is a web-based platform but highly responsive and mobile friendly. The product has three components: 1) Articles, videos, podcasts -- that draws in thousands of users onto our platform every week. 2) Quizzes, forums, native advertising links where user behavior can be tracked. Quizzes gives us a user's level of financial literacy, forums helps us to understand our users financial needs and behavior with advertiser-content gives us insight into consumer need for financial products. 3) The third piece of the platform is the growing database of financial experts including financial advisors and planners in various states who specialize in different aspects of financial wellness. Our millennial users are able to reach out to them and connect with them.

Upcoming development - CentSai is taking on two key development work and a capital expenditure work. The development work includes a redesign of CentSai Adulting an the redesign of our financial advisor section.

The significant capital expenditure (roughly $150,000) that CentSai Inc plans to undertake would involve integration of cognitive intelligence (a segment of artificial intelligence) using image recognition technology. Our tests of the proof of concept has shown that click-through-rates increase by 4X when content includes visuals that represent users' demographic. For example, a user of Asian origin or African-American origin will see some visuals on his or her home page resemble his or her age, gender as well demographic.

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03:14

Arindam Nag
Chief Executive, CentSai

Doria Lavagnino
President, CentSai

www.centsai.com

HD vimeo

Media Mentions

TBN Talking Biz News

TIME

StreetInsider.com
if you're not inside...you're outside

THE HUFFINGTON POST

USA TODAY

Team Story

It all started in the 2008 credit crisis when the financial system was falling apart. I was writing the column called Heard on the Street for the Wall Street Journal and Dow Jones Newswires. What was the root cause of the crisis?

I gradually discovered that while it was fashionable to blame Wall Street, something deeper was at play. There was a huge gap: Lack of basic financial literacy among a majority of Americans. Every financial product had a fine print, and every fine print required education.

I promised myself two things: One, if I ever became an entrepreneur I would focus on improving people's financial literacy. Second, I would run a profitable company.

When Doria and I met (we are also a couple) we often discussed the abysmal state of financial education among everyday Americans. She had a background in working for millennial-focused glossy magazines, while I had a deep finance and product background. In other words, she brought relatability to my pie charts and Fibonacci curves.

In 2015, we formally created CentSai– a play on the Japanese word sensei– or teacher. We spoke to hundreds of young men and women to find out their pain points when it came to learning about finance. Our background as journalists made storytelling a logic testing ground. It worked.

We also learned by speaking with dozens of financial executives that established financial institutions were struggling to reach millennials and many fintech companies were looking for ways to market their products to this rising group of consumers and next-gen wealth recipients.

Both Doria and I are experienced leaders who feel passionate about making our mark with integrity, thoughtfulness, and a helping hand.

We brought on board a good acquaintance, Sandeep Manchanda, a technology lead in India, who had already worked at a successful education startup. His passion was infectious, and he became our third cofounder. As all startups do, we started with a tested idea that Sandeep successfully translated from a Powerpoint into the digital space.

While we have been paying Sandeep a retainer, as we do all of our contractors and consultants, neither Doria or I have taken any money out of the business. Not being paid for two years is a testament to our belief in CentSai's mission. If we had any more skin in the game we would be skeletons! We are laser-focused on the success of our company.

Meet the Founders



   Arindam Nag



CHIEF EXECUTIVE OFFICER

Before launching CentSai Arindam spent over two decades in various roles as a financial journalist at Reuters and Dow Jones Group. Among the many roles he has had, he helped launch a domestic news service for Reuters in India, wrote on mergers and acquisitions in the U.S. and in the UK and also authored the Heard on The Street column for the Wall St Journal. He has also launched products for Dow Jones and ran the content unit of consulting firm Greenwich Associates. Arindam holds an MBA from New York University's Stern School of Business, post-grad degrees in Applied Economics and Journalism, and is also a Chartered Alternative Investment Analyst. Arindam was born in the UK , grew up in India and then divided much of his professional life between the UK and the United States.



Doria Lavagnino
PRESIDENT & EDITORIAL DIRECTOR

Doria started her career at Good Housekeeping where she worked at the Good Housekeeping Institute and analyzed products for the truth and efficacy in their advertising claims. After a stint at Working Woman where she spearheaded their annual salary survey program, Doria joined Glamour where she spent nine years as senior deputy research editor. She cofounded CentSai using her consumer journalism knowledge with the goal of making money a more accessible topic for young adults. A Phi Beta Kappa graduate of Scripps College she earned her Masters Degree in Journalism from New York University. (NYU)

Key Team Members



Mark Rosen
CHIEF TECHNOLOGY OFFICER

Q&A with the Founder

Q: Give a description of business model and pricing.

CentSai Inc: CentSai – with stellar content and a digital community – attracts millennials+Gen Z+younger Gen X; Financial Brands (credit cards, insurance products, savings products etc.) can connect with an self-selected audience; This is a classic B2B2C model; The long-term value of a CentSai user, as measured by commissions is nearly $3,500. This translates into a present value $1,450 per user; CentSai is also creating content for financial institutions and other partners to use as their own. We are also developing a 'rentable' content library; The experts section will become a subscription model. Experts will pay a monthly fee for the ability to showcase their own content (Guidevine charges $2,000/year for a similar service) and have the ability to connect with users looking for an expert. This will give CentSai a steady stream of revenue.

Q: What are exit expectations?

CentSai Inc: We hope to sell to a bigger player. Nerdwallet, Mint are obvious examples of potential buyers. Investopedia-owners, IAC Interactive Media is another potential. We want to sell at a targeted valuation of $40 million plus, by 2022 or before.

Q: Do you have any plans to change or add to your current management?

CentSai Inc: Yes, we do. We need a chief information officer and a vice president, marketing. We are also looking to beef up our senior content team.

Q: What is the partnership with Jump$tart?

CentSai Inc: In November, we were chosen to be a national content partner for Jump$tart.org and are their 1st content partner. They provide resources for thousands of K-12 schools which download their curriculum. Jumpstart's CEO invited us to meet them and provide their members supplementary financial education content from the CentSai Adulting platform. We think this will be a great branding opportunity and will help us gain users in the classrooms and beyond school as students grow up and transition to CentSai.

Q: What about other partnerships?

CentSai Inc: We started building these partnerships eight to 10 weeks ago after we spent more than a year dev our sites. Our first sponsored content partner was SoFi. Since then we have struck sponsored content deals with LendKey, FundRise, Plymouth Rock Insurance and StashInvest. We also have a pipeline of potential content deals with EF Hutton and ConsumerAffairs.

Q: What differentiates your content?

CentSai Inc: We have relatable personal stories that draw traffic and engagement. On average a CentSai user spends eight minutes on our website which is three times the industry average. For example, we have a network of 30 millennial financial services writers across the US. Every life stage has a requisite financial product and every financial product has a fine print that needs education. That's where we come in. We write about relevant, authentic topics as dictated by our writers, biz dev, and our own research on financial pain points. Our content spans relatable pop culture pieces to more serious financial topics like student loans, buying your first home or even discussing family debt. Our editorial team does a final check on the content. We are also creating money forums our users can ask money questions (similar to Quora or Reddit but only on money topics).

Q: Where is all your traffic coming from?

CentSai Inc: A quarter of our audience is from social media, 34% of traffic comes from organic search, and the rest is a result of partnerships, conferences, returning users and referral traffic. We also have a dozen universities that have put CentSai on their financial aid sites.

Q: What's the push behind AI spend of $100K?

CentSai Inc: We are integrating cognitive intelligence (a branch of AI) that will help us penetrate different demographics. We hope to expand the reach of financial brands by targeting often overlooked minorities and women. This technology will help us reach appropriate age groups, gender, eventually race as well. The latter will boost our Click-Through Rate (CTR) by an incremental 3X-4X, at least, as tested on Facebook.

Q: Do you have any validation of whether cognitive intelligence works?

CentSai Inc: The CentSai image targeting solution is a machine-learning technology that provides custom images based on demographic information learned about the current user. So, a story about mortgage refinancing might include a picture similar in age and physical characteristics to the user. Our research has shown that when an article or an advertisement has a picture similar to a user's demographics, the user is tempted to click. Based upon an advertising campaign of 10,000 impressions in four cities (Portland, Detroit, Miami, and Oakland), we saw an increase in click-through rate of between 300% and 400%. The solution is to provide images that grab the user and encourages them to click and make them feel engaged. By using personal information available through social media accounts including Facebook and LinkedIn, we can gather enough information on the current user to enable us to select the perfect image. If they don't have a picture of themselves, a default image will be displayed. Initial demographics and traits that can be easily captured include age, gender, and hair color. Ethnicity is not easily attained but can be inferred via machine learning by understanding the browsing habits of the user. Skin tone is another way to infer this.

Q: How does Cognitive Intelligence work?

CentSai Inc: There are three components to the image targeting service. The first component is the user data aggregator. It is responsible for learning about the users as they come to the site. This process is made easier if the user is a registered user on the site but even if they are not, over time, we will be able to learn enough about them. At the simplest level, a registered user provides an email address that can be used to find their social media accounts (FB, LinkedIn, etc.) that often contain profile photos. This component only aggregates the user's information. The remaining work is done by the image analyzer and image server. The image analyzer is responsible for scanning all images sent to it and recording the demographics about each person in the image. These tags are then linked to the image so that they can be used to make matches later on. The images passed to this service come from two sources. The first is the user data aggregator. These images will be of the user and will be scanned to identify the user's demographics. This information is made available to the other components to use when needed. The other source of images provided to this service are the image providers (Getty, etc.). These images are sourced by our team (or the client's team) and stored on our server to be used for targeted images. Since the same person will visit many web sites, we will be building an internal, private, secured database of people keyed off of their email address(es). By centralizing this service, we will be able to use the data we have to help all sites get the best targeted images. The final component is the image server. This service takes a request from a web page for an image. The request includes the tags that the image should have along with metadata to limit the possible images. For example, a request could be for an image with 2 people, 1 male, 1 female, between the ages of 25 and 32, the male should have brown hair, and the female blonde. The service would match that up with a previously tagged image and return the appropriate image. Image scanning technology has come a long way in recent years and is now able to provide all of the data about the subjects in an image that we would want. Speed, of course, will be of the essence.

Q: How will you monetize it?

CentSai Inc: We plan on being able to licensing this technology to advertising to agencies and other advertisers. Cognitive intelligence will take about four months to set up but we want to refine it before fully it rolling and have projected rev targets in 2018 for its licensing.

Q: What debt / liens do you have?

CentSai Inc: The company has no external debt. However, a cash investment made by one of the co founders will be repaid as a loan at 4% interest per annum once the company reaches stage of profitability.

Q: How much has Doria lent and what are payment terms?

CentSai Inc: $550K – We will only collect repayment when it will not harm the Company financially. The terms are flexible. The loan document has more details.

Q: What is your cash position?

CentSai Inc: The company has been bootstrapped by Doria with an internal loan that we will start paying when profitable (~2018). She can continue to support ~$150K burn during campaign.

Q: Do you have any other Liabilities?

CentSai Inc: None

Q: In your model, how did you project the following assumptions and growth rates?

CentSai Inc: Advertisement Click Through Rate – 0.25% is industry avg CTR, 2% is based on post-AI deployment; % of Ppl Buying – Purchases are those that sign up or give user details; this definition varies by partner Avg Monthly Commission From Brands – Varies by partner agreement but we are using lower end of the range; # of Advisors – we already have 100 non-paid advisors signed up and plan on having 1,000 financial advisors by December 2017 to drive a 10% conversion to paying $50 in 2018

Q: What is the product you are white labelling?

CentSai Inc: We are white labeling our content for other financial companies or organization that need our expertise and support.

Q: How did you projected biz dev as 15% of revenues? Seems arbitrary...

CentSai Inc: This is commission they earn when they sell. They are primarily paid based on revenue.

Q: Who is working on AI under Consulting, Outsourcing, S&W in 2017?

CentSai Inc: This will be a 3rd party that we have been in discussion with since last summer, our CTO, and an India dev team.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,070,000	US $1,070,000
Minimum investment	$20,000	US $500
Target minimum	US $150,000	US $150,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $5,000,000	US $5,000,000
Interest rate	5.0%	5.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by September 29th, 2017 of the campaign, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by September 29th, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Highlights

Product & Service

Overview

Q&A with Founder ▸

Team Story

Financial Discussion

Term Sheet

Data Room

Financial Discussion

The company will make money from FOUR sources:

1) Affiliate Marketing

2) Native and programmatic advertising

3) Sponsored or Branded Content

4) White-Label publishing

5) Subscription from financial advisors to join the platform

1) Affiliate Marketing - Affiliate marketing or lead generation is growing rapidly -- estimated CAGR 10% over next five years to annual $6.8 billion by 2020 -- as business to consumer corporations increasingly use the digital space to market and sell products. (http://mthink.com/affiliate-marketing-industry-grow-6-8-billion-next-five-years/).

All major financial services segments -- credit cards, personal loans, mortgages, insurance -- are today actively marketing products in the digital space. On an average, an American needs access to at least 25 financial products from the age 18 to 53 (Millennial and Generation X) (Car insurance, two credit cards, student loans etc). On a very conservative estimate if one CentSai user learnt about all these financial products and bought them from providers who advertise on CentSai, the long term value of each Centsai user is $4,000.

2)Financial institutions are currently spending nearly $8 billion in digital advertising. Banks, credit cards, loans are increasingly allocating more advertising budgets. As more offline advertising shifts online, CentSai will be poised to take advantage of this shift.

3)Branded/Sponsored Content -- This is seen growing to $20 billion in the next five years according to latest study as brands increasingly want to communicate directly with potential customers in an authentic voice. CentSai offers them an authentic audience.

4)White label publishing - Financial companies typically spend about 20% of their marketing budgets on content. Many fintech companies, Trust companies, banks, credit unions and asset managers are looking for the right kind of content and social media support. CentSai has the ability to create content and offer related services for fees ranging from $30,000-$100,000 per year. Still saving institutions a lot of money for high quality content.

CentSai is positioning its operations in a way that it would able to retain at least 35% operating margins on the content it creates.

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

The company was originally formed as an LLC in 2015 and did not have revenues during that fiscal year. The company began receiving revenues in 2016, and the company's net revenues for the year ended December 31, 2016 was $5,200. The company's revenues were primarily derived from sponsored content.

The company's operating expenses consist of content development, development, sales and marketing and and general and administrative costs. Operating expenses in 2016 amounted to $634,750, a 516% increase from $103,055 in 2015. The primary components of this decrease were due to:

- A 395% increase in content development costs to $225,456 was attributed to building-up of content inventory.

- A 398% increase in development costs to $220,862 due to improvements and maintenance of the websites.

- A 1577% increase in sales and marketing costs to $133,171 due to the launch of full-fledged social media campaigns surrounding our content.

- A 959% increase in general and administrative costs to $55,261 to support business growth.

Other expenses consisted primarily of interest expense from the loans from one of our founders (see "Related Party Transactions"), and increased to $16,096 in 2016 from $912 in 2015.

As a result of the foregoing factors, the company's net loss increased to $645,646 in 2015 from $103,967 in 2015.

During the first half of our 2017, our revenues have been $7,000 and our expenses have been roughly $375,000. Our revenues increased due to staffing up our business development team. Our expenses increased due to extra expenses on technology and design.

Plan of Operations and Milestones

To date, we have only received limited revenues. If we are able to raise $1.07 million then we are hoping to establish the following milestones in our plan of operations:

- Integrate cognitive intelligence (artificial Intelligence based on facial recognition) on our platform

- Expand CentSai in the Spanish-Speaking market.

- Finish work on mobile apps (Android and IoS).

- Launch a subscription-based service for financial advisors.

- License out the cognitive intelligence technology to other publishers.

- Build out stable business development team.

- Target 250,000 monthly unique users.

- 1.0 million page views a month.

- Generate between $125,000-$150,000 per month revenue.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sponsored content, these sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. At May 31, 2017, the company has recorded losses from the time of inception in the total amount of approximately $ 1,070,049.

To date, the company has been financed primarily by one of our founders. The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

The company had cash on hand in the amount of $7,077 at December 31, 2017. Founder Ms. Lavagnino has been putting money into company on a month-to-month basis. Currently, we estimate our burn rate (net cash out) to be on average $50,000 per month. If the company is unable to receive the funds needed from this offering, the company would consider its options, including the solicitation of potential acquirers.

Indebtedness

One of the founders has advanced funds to the company to fund its operations from inception. The total balance due under these arrangements as of July 1, 2017, was $544,000. See "Related Party Transactions."

Recent Offerings of Securities

We have made the following issuances of securities since inception:

- On January 17, 2017, we granted a total 5,160,000 shares of restricted common stock to our founders in reliance on Rule 4(a)(2) of the Securities Act, for nominal consideration and for performance of services. See "Related Party Transactions".

- On February 27, 2017 and March 1, 2017, we granted a total of 870,000 shares of common stock to three employees and consultants under the company's Stock Plan in reliance on Rule 701 under the Securities Act, for nominal consideration and for performance of services.

- On June 21, 2017, we granted 91,827 shares of common stock to a consultant in reliance on Rule 701 of the Securities Act, for consideration of performance of services.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Risks and Disclosures

The company is controlled by its founders. Arindam Nag and Doria Lavagnino currently hold the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting stock.

CentSai

The loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business. Our success and future growth depends to a significant degree on the skills and continued services of our programmers and management personnel. In particular, [illegible]e highly dependent on the services of our co-founders, Arindam Nag and Doria Lavagnino, as well as CTO, Mark Rosen, to plan and implement our strategy and our technology team which is based in India. Our employees may work for us on an at-will basis, and we could experience difficulty in retaining technology team. We do not have "key person" life insurance policies that cover any of our officers or other key employees. The loss of the services of any of our founders or key employees could disrupt our operations, delay the development and introduction of our content and software and services, and negatively impact our business, prospects and operating results. We plan to hire additional personnel in all areas of our business, particularly for content. Competition for these types of personnel is intense. We cannot assure you that we will be able to successfully attract or retain qualified personnel.

We operate in a highly competitive market against businesses that are more established. We face significant competition that we anticipate will continue to intensify. If we are not able to maintain or improve our market share, our business could suffer. We believe that our ability to compete, both with existing and new companies, depends on many factors, some of which are beyond our control, including, market acceptance of our content and our ability to maintain and grow our user base; our ability to attract and retain advertisers and to development a sustainable advertising both revenue model, and adequate capital resources. Most of our competitors have longer operating histories and significantly greater financial, technical, distribution, marketing and sales resources. Some competitors have website with established users and better brand recognition. We cannot assure you that we will be able to compete successfully against existing or emerging competitors.

We are dependent on an advertising based revenue model. Currently we are and plan to be primarily reliant on an advertising based revenue model, which means that in order to succeed, we need to both retain and grow our user base as well as strive to maintain the engagement of our base. Further, our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may limited our ability to engagement with advertisers and harm our business.

The company has not yet qualified as a foreign corporation in New York. The company is in the process of obtaining the necessary paperwork to file the application for authority in New York. While the company is doing business without authority in New York, the company may be limited in its ability to affirmatively use New York courts and could be subjected to arrears in fees, penalties, and taxes.

Our product is hosted in the cloud, Amazon Web Services. Any outage at AWS will impact CentSai's performance.

Our business is a web-based business and relies on the security of our site. If our security is compromised or if our platform is subjected to attacks that frustrate or thwart our users' ability to access our products and services, our users, advertisers, and partners may cut back on or stop using our products and services altogether, which could seriously harm our business.

Our business is reliant on our reputation. We position ourselves as a digital platform for financial wellness combining content, and connecting experts, millennials and Generation X. Therefore, our reputation is important in attracting users to rely on our content as well as attracting talent to provide content that will be provided on our sites. Failure to maintain our reputation would damage our ability to attract users and content providers, and could therefore harm our business.

This is an early-stage company. We have a limited operating history, few clients, and have only received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that our management team can execute it better than their competition, and that we can development and sustain a revenue model that will enable us to become and remain profitable.

The company will likely need more money. The company might not sell enough Crowd Notes to meet its operating needs and fulfil its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the Crowd Notes it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

As a growing company, we have to develop reliable accounting resources and internal controls. Failure to achieve and maintain effective controls could prevent us from producing reliable financial reports. Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

Risk Factors Relating to the Securities

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $5 million valuation cap, so you should not view the $5 million as being an indication of the company's value. Further the interest on the notes is accrued interest; therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity into which the Crowd Notes are convertible.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment Management Agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

The reviewing CPA has issued included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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